

Mail Stop 3561

May 9, 2017

Nicandro Durante
Executive Director - Chief Executive
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

   Re: **British American Tobacco p.l.c.**
      Amendment No. 1 to
      Draft Registration Statement on Form F-4
      Submitted April 28, 2017
      CIK No. 0001303523

Dear Mr. Durante:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 4 and reissue in part. Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. We note that the Materials of BAT's Financial Advisors section on page 100 does not include summaries of the Financial Advisor Materials as required by Item 1015(b)(6) of

Regulation M-A. In this regard, we note that the second paragraph of such section references "descriptions" of such materials included in the Background of the Merger section on page 39. Item 1015(b)(6) of Regulation M-A requires a summary of such materials, including any findings and the method of arriving at such findings. Additionally, each other summary provided throughout the proxy statement/prospectus should likewise include the material findings of any valuation scenarios performed at that stage as required by Item 1015(b)(6) of Regulation M-A. Please revise accordingly.

2. We note your response to our prior comment 4 references additional presentation materials which were prepared for BAT by Deutsche Bank and Centerview but which were not provided to the staff. Please provide us with copies of all presentation materials prepared for BAT by Deutsche Bank and Centerview and summarize these presentations as described in the immediately preceding comments.

3. Please confirm that all board books you have provided or will provide will be filed as exhibits.

Cover Letter

4. We note your response to our prior comment 1. We continue to believe that it is inappropriate to state that a transaction with affiliates, such as one subject to Rule 13e-3, was negotiated at arm's length. While affiliates may attempt to minimize any potential for undue influence, we do not believe that disclosure should represent that this potential was eliminated. Please revise.

About This Proxy Statement/Prospectus

5. We note your response to our prior comment 3 and reissue. The term "Unaffiliated Shareholders" is defined in such a way as to include affiliates other than the BAT Group. The statements required by Item 1014(a) of Regulation M-A appearing elsewhere in the proxy statement/prospectus, which use this definition, must speak only to unaffiliated security holders. In this regard, please note that the staff considers officers and directors of RAI as affiliates. Please revise accordingly.

Position of BAT and Merger Sub as to the Fairness of the Merger, page 55

6. We note the response to our prior comment 6 and continue to believe that the disclosure should not state that the BAT parties do not control or exercise control over RAI for purposes that include federal law. These statements are inconsistent with the filing of a Schedule 13E-3, which presupposes a transaction with persons in a control relationship. Please revise. In addition, please remove the second sentence of the first paragraph in this section and remove or revise similar language found throughout the proxy statement/prospectus including in the cover letter.

7. The BAT parties are required to undertake an independent substantive and procedural fairness evaluation pursuant to Item 1014(a) of Regulation M-A, if they do not specifically adopt that of another party. Please revise the first sentence of the second paragraph of this section accordingly.

8. We note the response to our prior comment 7. Please specify in the last bullet point beginning on page 57 the premium over historical market prices of RAI common stock represented by the implied value of the merger, and the relevant historical time periods to which the premiums relate. If the premiums in fact relate only to "recent historical" prices, please expand the disclosure to fully address Instruction 2(ii) to Item 1014 of Regulation M-A.

9. We note the response to our prior comment 10. Please clearly make the statement required by Item 1014(e) of Regulation M-A. The disclosure cited in the response merely states that the Transaction Committee members who approved the transaction are "Other Directors," as set forth in the governance agreement of RAI. Item 1014(e) requires a statement as to whether or not the transaction was approved by a majority of the directors of the subject company who are not employees of the subject company, without reference to the constituent documents of the subject company. We also are unable to locate the statement required by Item 1014(d) of Regulation M-A.

Opinion of Goldman Sachs, page 67

Selected Transaction Analysis, page 70

10. We note your response to our prior comment 12 and reissue in part. Please revise to disclose the EV calculation for each target company in each selected transaction. In this regard, we note that only the EV/LTM EBITDA multiple was added.

RAI Unaudited Prospective Financial Information, page 101

11. We note that the unaudited financial forecasts for RAI and BAT on pages 102 and 103, respectively, only appear to disclose a subset of the projected financial information contained in the various financial advisor presentations. We also note that the selected line items for RAI and BAT are not consistent. Please revise to disclose the main line items within the projected financial information and reconcile to present comparable information for each company.

12. We note your response to our prior comment 21 and reissue in part. We note that the Financial Advisor Materials include certain synergy estimates. Please revise to disclose such estimates, and all other material synergy estimates.

<u>The Companies, page 185</u>

13. We note your response to our prior comment 27. Please advise where the statements required by Item 1010(c)(3) and (4) of Regulation M-A with respect to all filing persons (other than the subject company) and all persons specified in Instruction C appear in the disclosure document.

<u>Note 4. Pro forma adjustments related to the merger, page 350</u>

<u>(b) Preliminary purchase consideration and allocation, page 350</u>

14. We note from your response to our prior comment 32 that distributor contracts were assigned a value of $705 million. On a supplemental basis, please tell us the valuation method used to value distributor contracts, describe the key inputs and assumptions used in your valuation, and confirm the useful life assigned to this asset.

　　　You may contact Kristin Shifflett at (202) 551-3381 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680, David L. Orlic, Office of Mergers and Acquisitions, at (202) 551-3503, or me at (202) 551-3859 with any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ John Dana Brown

　　　　　　　　　　　　　　　　　　John Dana Brown
　　　　　　　　　　　　　　　　　　Attorney Advisor
　　　　　　　　　　　　　　　　　　Office of Transportation and Leisure

cc:　　Alyssa Caples
　　　　Cravath, Swaine & Moore LLP